EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Stanley Works Provides First Quarter And Full Year 2004 Earnings Estimates; Also Provides Status Update On Recently Announced Transactions

New Britain, Connecticut, January 28, 2004 … The Stanley Works (NYSE: SWK) provided earnings estimates for 2004, projecting organic sales growth, aside from the effects of acquisition and divestiture activity, of approximately 4-6% in the first quarter of 2004 and 3-4% for the full year.

With this sales outlook, the company expects first quarter 2004 earnings from continuing operations to approximate 49-51¢ per fully diluted share, up 123-132% over 22¢ earned last year, and up 40-46% over 35¢ per share earned last year on a basis excluding charges. In addition, earnings from discontinued operations are expected to be about 1¢ per share.

With the aforementioned sales outlook, the company expects full year 2004 earnings from continuing operations to approximate $2.50-$2.60 per fully diluted share, up 119-128% over $1.14 earned last year, and up 19-24% over $2.10 per share earned last year on a basis excluding charges.

These first quarter and full year 2004 earnings expectations are provided exclusive of earnings that may result from the proposed Frisco Bay Industries acquisition.

Additionally, the company provided the following information relative to the status of recently announced transactions:

•	The cash tender offer for Blick plc was accepted by over 93% of its shareholders and declared wholly unconditional on January 20, 2004. The company will exercise its right to compulsorily acquire all remaining shares and payment for most of the shares will be made by January 30.

•	On January 15, 2004, the company closed the CST / Berger acquisition. Integration activities are underway, including planned expansion of the product offering through existing Stanley channels in Europe.

•	On January 20, the company announced the planned acquisition of Frisco Bay Industries Ltd. The offers are expected to commence shortly and will remain open for 35 days. It is anticipated that this acquisition will most likely be completed in the second quarter of 2004.

•	Management expects that the successful completion of these three transactions will result in the realization of approximately $210 million in annual sales and annual earnings accretion in earnings per fully diluted share of approximately 16¢, or 4¢ quarterly, in their respective first full years of inclusion in Stanley’s consolidated results. First quarter EPS accretion from CST / Berger and Blick plc is expected to be nominal.

•	In the third quarter of 2003, the company announced that it had entered into a contract for a $30 million acquisition to be accompanied by marketing, sourcing and manufacturing cooperations. It was noted that this transaction was subject to certain contingencies; thus far, efforts to resolve such contingencies have been unsuccessful. While the company will continue its efforts to address outstanding contingencies, it is unclear whether such efforts will be successful and, therefore, whether this transaction will be completed.

James M. Loree, Executive Vice President and Chief Financial Officer commented: “The proposed sale of our residential entry doors business means $180 million less annual revenues and approximately 15¢ per fully diluted share lower earnings for our company. Collectively, these three planned acquisitions would approximately replace those amounts, in favored markets whose characteristics include growth and higher inherent profitability. This has been a very successful period of business development for our company. Our primary 2004 focus will be on assimilating these new businesses into Stanley.”

The company has scheduled a conference call with investors for 11am EST this morning to discuss the matters detailed above. The call is accessible by telephone at (800) 267-8424 and from outside the U.S. at (706) 634-0695; also, via the Internet at www.stanleyworks.com by selecting “Investor Relations”. A replay will also be available two hours after the call and can be accessed at 800-642-1687 by entering the conference identification number 4970276.

The Stanley Works, an S&P 500 company, is a worldwide supplier of tools, hardware and security solutions for professional, industrial and consumer use. More information about The Stanley Works can be found at http://www.stanleyworks.com.

The offers for Frisco Bay Industries Ltd. discussed in this press release have not yet commenced, and this press release does not constitute an offer to purchase or a solicitation of an offer to sell securities. At the time the expected tender offers are commenced, Stanley will file a tender offer statement with the U.S. Securities and Exchange Commission and mail and file offer materials as required by Canadian and U.S. laws, and Frisco Bay will also file required solicitation / recommendation materials. The tender offer materials will contain important information and shareholders of Frisco Bay should read this information carefully before making any decision about the tender offers.

The tender offer materials, certain other offer materials and the solicitation / recommendation materials will be sent to all shareholders of Frisco Bay free of charge and will also be available free of charge on the SEC’s website at www.sec.gov and the CSA’s website at www.sedar.com. The offers will remain open for 35 days from the date that the offer materials are mailed.

Contact:    Gerry Gould, Vice President—Investor Relations at (860) 827-3833 / ggould@stanleyworks.com

The Stanley Works corporate press releases are available on the company’s Internet web site at www.stanleyworks.com.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Under the Private Securities Litigation Reform Act of 1995

Certain statements including the statements in the press releases issued by the company today regarding the company’s ability to (i) generate benefits of approximately $100 million annually from Operation 15 and limit charges related to that program; (ii) increase organic sales, aside from acquisition and divestiture activity of approximately 4-6% in the first quarter of 2004 and 3-4% for the full year; (iii) increase earnings per fully diluted share in the range of 49-51¢ (up 123-132% over 22¢ last year and up 40-46% over 35¢ per share earned last year on a basis excluding charges)in the first quarter of 2004; (iv) achieve earnings from discontinued operations of about 1¢ per share; (v) increase full year 2004 earnings per fully diluted share from continuing operations of $2.50-2.60 (up 119-128% over $1.14 earned last year and up 19-24% over $2.10 per share earned last year on a basis excluding charges); (vi) complete the acquisitions of Blick plc and Frisco Bay Industries Ltd. (“Frisco”) as well as the disposition of the company’s entry door business; (vii) continue to pay a secure, attractive dividend; (viii)de-lever the company to levels consistent with our debt rating objectives; (ix) continue to pursue the repositioning of our portfolio of businesses and (x) realization of approximately $210 million in annual sales and 16¢ per year (4¢ quarterly) of earnings per fully diluted share in the respective first years of inclusion into the company’s consolidated results of the stated acquisitions are forward looking and are based on current expectations and involve inherent risks and uncertainties, including factors listed below and other factors that could delay, divert, or change any of them, and could cause actual outcomes and results to differ materially from current expectations.

The company’s ability to realize the results described above is dependent on (i) the success of the company’s ability to complete its previously announced Blick plc and Frisco acquisitions including, but not limited to (in the case of Frisco) the satisfaction or, where applicable, waiver of the conditions to which the offers are subject within anticipated time frames; (ii) the success of the company’s efforts to efficiently and promptly integrate the announced acquisitions and the sales related thereto; (iii) the satisfaction of the remaining contingencies related to the company’s announced disposition of its entry doors business and the prompt closing of that disposition in substantially the form which has been negotiated; (iv) the success of the company’s efforts to restructure its Mac Tools organization in order to return it to profitability, including, without limitation, the company’s ability to liquidate certain Mac Tools assets at a satisfactory price; (v) the continued ability of the company to access credit markets under satisfactory terms; (vi) the success of the company’s marketing and sales efforts; (vii) continued improvements in productivity and cost reductions; (viii) the continued improvement in the payment terms under which the company buys and sells goods, materials and products; (ix) the reduction of selling, general and administrative expenses as a percentage of sales; (x) the success of recruiting programs and other efforts to maintain or expand overall Mac Tools truck count; (xi) the company’s ability to fulfill demand for its products in a timely manner; (xii) the absence of increased pricing pressures from customers and competitors and the ability to defend market share in the face of price competition; (xiii) the company’s ability to identify and engage a successor CEO on a timely basis; and (xiv) the continued ability to effectively manage and defend litigation matters pending or asserted in the future against the company.

The company’s ability to achieve the objectives discussed above will also be affected by external factors. These external factors include the continued consolidation of customers in consumer channels, inventory management pressures of the company’s customers, changes in trade, monetary, tax and fiscal policies and laws, inflation, currency exchange fluctuations, the impact of dollar/foreign currency exchange and interest rates on the competitiveness of products and the company’s debt program, the strength of the U.S. economy and the strength of foreign currencies, including but not limited to the Euro, war, terrorist activities, political unrest and recessionary or expansive trends in the economies of the world in which the company operates.

The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date hereof.